ENTRÉE GOLD INC.
(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited – Expressed in United States dollars)

March 31, 2013

ENTRÉE GOLD INC.
(An Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS
(Unaudited - Expressed in United States dollars)

	March 31,	December 31,
	2013	2012

ASSETS

Current
Cash and cash equivalents (Note 4)	$55,107,941	$4,255,508
Receivables	194,751	223,722
Prepaid expenses	634,444	779,605

Total current assets	55,937,136	5,258,835

Equipment (Note 6)	500,907	539,567
Mineral property interests (Note 7)	51,515,439	57,616,924
Reclamation deposits	606,155	606,155
Other assets	112,667	152,049

Total assets	$108,672,304	$64,173,530

LIABILITIES AND STOCKHOLDERS' EQUITY

Current
Accounts payable and accrued liabilities	$817,861	$559,579

Loans payable to Oyu Tolgoi LLC (Note 8)	5,712,597	5,563,657
Deferred revenue (Note 9)	39,417,092	-
Deferred income tax liabilities	9,425,245	9,722,384

Total liabilities	55,372,795	15,845,620

Stockholders' equity
Common stock, no par value, unlimited number authorized, (Note 10)	177,065,075	167,428,814
146,734,385 (December 31, 2012 - 128,877,243) issued and outstanding
Additional paid-in capital	19,683,244	18,672,864
Accumulated other comprehensive income (Note 13)	2,669,821	3,253,019
Accumulated deficit during the exploration stage	(146,118,631)	(141,026,787)

Total stockholders' equity	53,299,509	48,327,910

Total liabilities and stockholders' equity	$108,672,304	$64,173,530

 Nature and continuance of operations (Note 1)
 Commitments (Note 15)
 Subsequent events (Note 17)
The accompanying notes are an integral part of these consolidated financial statements.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(Unaudited - Expressed in United States dollars)

	Three Months Ended March 31, 2013	Three Months Ended March 31, 2012	Inception (July 19,1995) to March 31, 2013

EXPENSES
Exploration (Note 7)	$1,603,790	$3,615,987	$94,593,467
General and administration	2,773,496	2,069,602	56,120,745
Consultancy and advisory fees	986,926	-	986,926
Depreciation	28,836	41,155	1,455,903
Foreign exchange loss (gain)	(117,684)	25,338	(35,959)
Impairment of mineral property interests	-	-	1,017,751
Gain on sale of mineral property interests	-	(104,914)	(1,679,437)
Loss from operations	(5,275,364)	(5,647,168)	(152,459,396)
Gain on sale of investments	-	-	3,326,275
Interest income	63,566	88,118	5,566,834
Interest expense (Note 5)	(64,256)	(52,176)	(518,574)
Loss from equity investee (Note 5)	(112,929)	(302,606)	(5,043,714)
Fair value adjustment of asset
backed commercial paper	-	-	(2,332,531)
Loss from operations before income taxes	(5,388,983)	(5,913,832)	(151,461,106)
Current income tax recovery (expense)	-	-	(152,190)
Deferred income tax recovery	297,139	839,000	5,494,665
Net loss	$(5,091,844)	$(5,074,832)	$(146,118,631)

Comprehensive loss:
Net loss	$(5,091,844)	$(5,074,832)	$(146,118,631)
Foreign currency translation adjustment (Note 13)	(583,198)	1,145,471	2,669,821
Comprehensive loss:	$(5,675,042)	$(3,929,361)	$(143,448,810)

Basic and diluted net loss per share	$(0.04)	$(0.04)
Weighted average number of common shares outstanding	135,028,036	128,323,602
The accompanying notes are an integral part of these consolidated financial statements.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
(Unaudited - Expressed in United States dollars)

	Number of Shares	Common Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Income	Accumulated Deficit During the Exploration Stage	Total Stockholders' Equity
Balance, March 31, 2012	128,377,243	$167,102,331	$18,614,420	$3,046,822	$(130,905,490)	$57,858,083
Shares issued:
Mineral property interests	500,000	326,483	-	-	-	326,483
Stock-based compensation	-	-	41,053	-	-	41,053
Foreign currency translation adjustment	-	-	-	(1,107,276)	-	(1,107,276)
Net loss	-	-	-	-	(3,244,705)	(3,244,705)
Balance, June 30, 2012	128,877,243	$167,428,814	$18,655,473	$1,939,546	$(134,150,195)	$53,873,638
Shares issued:
Stock-based compensation	-	-	10,235	-	-	10,235
Foreign currency translation adjustment	-	-	-	1,921,720	-	1,921,720
Net loss	-	-	-	-	(1,899,158)	(1,899,158)
Balance, September 30, 2012	128,877,243	$167,428,814	$18,665,708	$3,861,266	$(136,049,353)	$53,906,435
Shares issued:
Stock-based compensation	-	-	7,156	-	-	7,156
Foreign currency translation adjustment	-	-	-	(608,247)	-	(608,247)
Net loss	-	-	-	-	(4,977,434)	(4,977,434)
Balance, December 31, 2012	128,877,243	$167,428,814	$18,672,864	$3,253,019	$(141,026,787)	$48,327,910
Shares issued:
Private placement	17,857,142	9,722,897	-	-	-	9,722,897
Stock-based compensation	-	-	1,010,380	-	-	1,010,380
Share issuance costs	-	(86,636)	-	-	-	(86,636)
Foreign currency translation adjustment	-	-	-	(583,198)	-	(583,198)
Net loss	-	-	-	-	(5,091,844)	(5,091,844)
Balance, March 31, 2013	146,734,385	$177,065,075	$19,683,244	$2,669,821	$(146,118,631)	$53,299,509
The accompanying notes are an integral part of these consolidated financial statements.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited - Expressed in United States dollars)

	Three Months Ended March 31, 2013	Three Months Ended March 31, 2012	Inception (July 19, 1995) to March 31, 2013

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(5,091,844)	$(5,074,832)	$(146,118,631)
Items not affecting cash:
Depreciation	28,836	41,155	1,455,903
Stock-based compensation	1,010,380	1,149,434	23,764,140
Fair value adjustment of asset backed
commercial paper	-	-	2,332,531
Escrow shares compensation	-	-	2,001,832
Mineral property interest paid in
stock and warrants	-	-	4,052,698
Loss from equity investee	112,929	302,606	5,043,714
Interest expense	64,256	52,176	518,574
Deferred income tax expense (recovery)	(297,139)	(839,000)	(5,494,665)
Gain on sale of mineral property interests	-	(104,914)	(1,679,437)
Impairment of mineral property interests	-	-	1,017,751
Gain on sale of investments	-	-	(3,326,275)
Other items not affecting cash	156,888	(49,951)	90,687
Changes in assets and liabilities:
Receivables	24,522	292,450	(96,433)
Prepaid expenses	129,861	203,566	(523,379)
Other assets	7,951	-	30,864
Accounts payable and accrued liabilities	270,919	52,050	548,323
Deferred future metal credit sale	40,000,000	-	40,000,000
Net cash provided by (used in) operating activities	36,417,559	(3,975,260)	(76,381,803)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of capital stock	9,722,897	1,628,583	140,726,891
Share issue costs	(86,636)	(108,058)	(4,952,907)
Net cash provided by financing activities	9,636,261	1,520,525	135,773,984

CASH FLOWS FROM INVESTING ACTIVITIES
Cash acquired on acquisition	-	-	837,263
Mineral property interests	-	(2,110,000)	(4,904,610)
Reclamation deposits	-	(32,502)	(419,150)
Purchase of asset backed
commercial paper	-	-	(4,031,122)
Acquisition of PacMag Metals Limited	-	-	(7,465,495)
Acquisition of equipment	(1,130)	(17,307)	(2,124,742)
Proceeds from sale of royalty interest	5,000,000	-	5,000,000
Proceeds from sale of mineral property interests	-	104,914	1,596,305
Proceeds from sale of investments	-	-	5,734,895
Net cash provided by (used in) investing activities	4,998,870	(2,054,895)	(5,776,656)

Effect of foreign currency translation on cash and
cash equivalents	(200,257)	273,509	1,492,416

Change in cash and cash equivalents
during the period	50,852,433	(4,236,121)	55,107,941
Cash and cash equivalents, beginning of period	4,255,508	14,512,198	-

Cash and cash equivalents, end of period	$55,107,941	$10,276,077	$55,107,941

Cash paid for interest during the period	$-	$-	$-

Cash paid for income taxes during the period	$-	$-	$-
Supplemental disclosure with respect to cash flows (Note 14)
The accompanying notes are an integral part of these consolidated financial statements.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2013
(Expressed in United States dollars)

1.           NATURE AND CONTINUANCE OF OPERATIONS

Entrée Gold Inc. was incorporated under the laws of the Province of British Columbia on July 19, 1995 and continued under the laws of the Yukon Territory on January 22, 2003. On May 27, 2005, Entrée Gold Inc. changed its governing jurisdiction from the Yukon Territory to British Columbia by continuing into British Columbia under the Business Corporations Act (British Columbia). The principal business activity of Entrée Gold Inc., together with its subsidiaries (collectively referred to as “the Company”), is the exploration of mineral property interests. To date, the Company has not generated significant revenues from its operations and is considered to be in the exploration stage.

All amounts are expressed in United States dollars, except for certain amounts denoted in Canadian dollars ("C$"), and Australian dollars ("A$").

These consolidated financial statements have been prepared on the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. The Company currently earns no operating revenues. Continued operations of the Company are dependent upon the Company’s ability to secure additional equity capital or receive other financial support, and in the longer term to generate profits from business operations. Management believes that the Company has sufficient working capital to maintain its operations for the next fiscal year.

2.           BASIS OF PRESENTATION

The interim period financial statements have been prepared by the Company in conformity with generally accepted accounting principles in the United States of America. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual financial statements, and in the opinion of management these financial statements contain all adjustments necessary (consisting of normally recurring adjustments) to present fairly the financial information contained therein. Certain information and footnote disclosure normally included in the financial statements prepared in conformity with generally accepted accounting principles in the United States of America have been condensed or omitted. These interim period statements should be read together with the most recent audited financial statements and the accompanying notes for the year ended December 31, 2012. The results of operations for the three months ended March 31, 2013 are not necessarily indicative of the results to be expected for the year ending December 31, 2013.

3.           SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements follow the same significant accounting principles as those outlined in the notes to the audited consolidated financial statements for the year ended December 31, 2012.

4.           CASH, CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

Cash, cash equivalents and short-term investments consist of cash at bank and in hand of $55,107,941 as at March 31, 2013 (December 31, 2012 - $4,255,508).

5.           LONG-TERM INVESTMENTS

Equity Method Investment

The Company has a 20% interest in a joint venture with Oyu Tolgoi LLC (“OTLLC”), a company owned 66% by Turquoise Hill Resources Ltd. (formerly Ivanhoe Mines Ltd.) (“Turquoise Hill”) and 34% by the Government of Mongolia (Note 7). The Company’s share of the loss of the joint venture is $112,929 for the three months ended March 31, 2013 (March 31, 2012 - $302,606) plus accrued interest expense of $64,256 for the three months ended March 31, 2013 (March 31, 2012 - $52,176).

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2013
(Expressed in United States dollars)

6.           EQUIPMENT

	March 31, 2013			December 31, 2012
	Cost	Accumulated Depreciation	Net Book Value	Cost	Accumulated Depreciation	Net Book Value

Office equipment	$120,425	$90,977	$29,448	$122,931	$90,900	$32,031
Computer equipment	514,359	360,400	153,959	523,893	353,944	169,949
Field equipment	529,408	279,220	250,188	540,422	274,694	265,728
Buildings	275,210	207,898	67,312	280,936	209,077	71,859
	$1,439,402	$938,495	$500,907	$1,468,182	$928,615	$539,567

7.           MINERAL PROPERTY INTERESTS

Title to mineral property interests involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral property interests. The Company has investigated title to its mineral property interests and, except as otherwise disclosed below, to the best of its knowledge, title to the mineral property interests is in good standing.

Material Properties

The Company’s two principal assets are its interest in the Lookout Hill property in Mongolia, and the Ann Mason project (the “Ann Mason Project”) in Nevada.

Lookout Hill, Mongolia

The Lookout Hill property in the South Gobi region of Mongolia is comprised of two mining licences, Shivee Tolgoi and Javhlant, granted by the Mineral Resources Authority of Mongolia ("MRAM")  in October 2009. Title to the two licences is held by the Company.

In October 2004, the Company entered into an arm’s-length Equity Participation and Earn-In Agreement (the "Earn-In Agreement") with Turquoise Hill. Under the Earn-In Agreement, Turquoise Hill agreed to purchase equity securities of the Company, and was granted the right to earn an interest in what is now the eastern portion of the Shivee Tolgoi mining licence and all of the Javhlant mining licence (together the "Joint Venture Property"). Most of Turquoise Hill’s rights and obligations under the Earn-In Agreement were subsequently assigned by Turquoise Hill to what was then its wholly-owned subsidiary, OTLLC. The Government of Mongolia subsequently acquired a 34% interest in OTLLC from Turquoise Hill.

On June 30, 2008, OTLLC gave notice that it had completed its earn-in obligations by expending a total of $35 million on exploration of the Joint Venture Property. OTLLC earned an 80% interest in all minerals extracted below a sub-surface depth of 560 metres from the Joint Venture Property and a 70% interest in all minerals extracted from surface to a depth of 560 metres from the Joint Venture Property. In accordance with the Earn-In Agreement, the Company and OTLLC formed a joint venture (the "Entrée-OTLLC Joint Venture") on terms annexed to the Earn-In Agreement.

The portion of the Shivee Tolgoi mining licence outside of the Joint Venture Property ("Shivee West") is 100% owned by the Company, but is subject to a right of first refusal by OTLLC.

The conversion of the original Shivee Tolgoi and Javhlant exploration licences into mining licences was a condition precedent to the Investment Agreement (the "Investment Agreement") between Turquoise Hill, OTLLC, the Government of Mongolia and Rio Tinto International Holdings Limited.  The licences are part of the contract area covered by the Investment Agreement, although the Company is not a party to the Investment Agreement.  The Shivee Tolgoi and Javhlant mining licences were each issued for a 30 year term and have rights of renewal for two further 20 year terms.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2013
(Expressed in United States dollars)

7.           MINERAL PROPERTY INTERESTS (cont’d...)

Material Properties (cont’d...)

Lookout Hill, Mongolia (cont’d...)

On February 27, 2013, notice (the "Notice") was delivered to the Company by the MRAM that by Order No. 43 dated February 22, 2013, the Ministry of Mining had cancelled the July 10, 2009 Order of the Ministry of Mineral Resources and Energy (the "2009 Order") registering the Hugo North Extension and Heruga reserves.  The registration of reserves is a pre-condition to applying for the conversion of an exploration licence into a mining licence.  The Notice stated that the 2009 Order breached Clause 48.4 of the Minerals Law of Mongolia and Clause 9 of the Charter of the Minerals Resource Counsel.  The Notice, which was not concerned with the issuing of the mining licences, further advised that any transfer, sale or lease of the Shivee Tolgoi and Javhlant mining licences is temporarily suspended.  The mining licences have not been revoked or cancelled, and the Company is currently working to resolve the temporary suspension of transfers, sales or leases of the licences.

As of March 31, 2013, the Entrée-OTLLC Joint Venture had expended approximately $26 million to advance the Joint Venture Property. Under the terms of the Entrée-OTLLC Joint Venture, OTLLC contributed on behalf of the Company its required participation amount charging interest at prime plus 2% (Note 8).

Ann Mason, Nevada, United States

The Ann Mason Project is defined by a series of both unpatented lode claims on public land administered by the Bureau of Land Management, and title to patented lode claims. The Company assembled this package of claims through a combination of staking and a series of transactions undertaken since August 2009, including the June 30, 2010 acquisition of PacMag Metals Limited (now PacMag Metals Pty Ltd.) (“PacMag”). The project area includes the Ann Mason and the Blue Hill deposits, and several early-stage copper porphyry targets including the Blackjack IP, Blackjack Oxide, Roulette and Minnesota targets.

Certain of the unpatented lode claims (part of the area formerly known as the Blackjack property) are leased to the Company pursuant to a mining lease and option to purchase agreement (“MLOPA”) with two individuals. Under the MLOPA, the Company is granted the option to purchase the claims for $500,000. If the Company exercises its option, the claims will be subject to a 3% net smelter returns ("NSR") royalty (which may be bought down to a 1% NSR royalty for $2 million). The MLOPA also provides for annual advance minimum royalty payments of $27,500 which commenced in June 2011 and will continue until the commencement of sustained commercial production. The advance payments will be credited against future royalty payments or the buy down of the royalty.

In September 2009, the Company entered into an agreement with Bronco Creek Exploration Inc. ("Bronco Creek"), a wholly-owned subsidiary of Eurasian Minerals Inc., whereby the Company may acquire an 80% interest in certain unpatented lode claims formerly known as the Roulette property. In order to acquire its interest, the Company must: (a) incur expenditures of $1,000,000, make cash payments of $140,000 and issue 85,000 common shares of the Company within three years (completed); (b) make aggregate advance royalty payments totalling $375,000 between the fifth and tenth anniversaries of the agreement; and (c) deliver a bankable feasibility study before the tenth anniversary of the agreement.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2013
(Expressed in United States dollars)

7.           MINERAL PROPERTY INTERESTS (cont’d...)

Material Properties (cont’d...)

Ann Mason, Nevada, United States (cont’d...)

Certain of the patented lode claims are subject to a 2% NSR royalty in favour of AngloGold Ashanti (Nevada) Corp.  In February 2013, the Company entered into an agreement with Sandstorm Gold Ltd. (“Sandstorm”) whereby the Company granted Sandstorm a 0.4% NSR royalty over certain of the unpatented lode claims, including the claims covering the Ann Mason and Blue Hill deposits, in return for an upfront payment of $5 million (the “Sandstorm NSR Payment”) which was recorded as a recovery to acquisition costs.

Other Properties

During the three months ended March 31, 2013, the Company also had interests in non-material properties in Australia, United States, and Peru. Non-material properties include the following:

Australia Properties

The Company has mineral property interests in Australia which it acquired in conjunction with the PacMag acquisition, namely the Blue Rose joint venture. The Company holds a 51.6% interest in the Blue Rose copper-iron-gold-molybdenum joint venture property, with Giralia Resources Pty Ltd., now a subsidiary of Atlas Iron Limited (ASX:AGO - "Atlas"), retaining the remaining 48.4% interest.

Empirical

During the year ended December 31, 2012, the Company entered into an agreement with Empirical Discovery, LLC to purchase a 100% interest in the Lordsburg and Oak Grove properties, subject to a 2% NSR royalty, pursuant to which the Company paid $100,000 and issued 500,000 common shares valued at $326,483. Empirical has an option, until June 1, 2013, to reacquire the Oak Grove property for no consideration as Entrée did not complete a minimum amount of drilling prior to January 1, 2013.

Capitalized mineral property acquisition costs are summarized as follows:
	March 31, 2013	December 31, 2012

USA
Ann Mason	$49,689,039	$55,752,523
Empirical	970,602	990,797
Other	296,101	302,262
Total USA	50,955,742	57,045,582

AUSTRALIA
Blue Rose JV	559,697	571,342
Total Australia	559,697	571,342

Total all locations	$51,515,439	$57,616,924

Ann Mason capitalized mineral property acquisition costs are net of the $5 million Sandstorm NSR Payment.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2013
(Expressed in United States dollars)

7.           MINERAL PROPERTY INTERESTS (cont’d...)

Expensed exploration costs are summarized as follows:

	Three Months Ended March 31, 2013	Three Months Ended March 31, 2012

US	$941,031	$2,869,631
Mongolia	529,834	567,521
Other	132,925	178,835

Total all locations	$1,603,790	$3,615,987

8.           LOANS PAYABLE

Under the terms of the Entrée-OTLLC Joint Venture (Note 7), OTLLC will contribute funds to approved joint venture programs and budgets on the Company’s behalf. Interest on each loan advance shall accrue at an annual rate equal to OTLLC’s actual cost of capital or the prime rate of the Royal Bank of Canada, plus two percent (2%) per annum, whichever is less, as at the date of the advance. The loans will be repayable by the Company monthly from ninety percent (90%) of the Company’s share of available cash flow from the Entrée-OTLLC Joint Venture. In the absence of available cash flow, the loans will not be repayable. The loans are not expected to be repaid within one year.

9.           SANDSTORM FINANCING ARRANGEMENT

In February 2013, the Company entered into an equity participation and funding agreement with Sandstorm that provided an upfront deposit (the “Deposit”) from Sandstorm of $40 million. The Company will use future payments that it receives from its mineral property interests to purchase and deliver metal credits to Sandstorm, in amounts that are indexed to the Company’s share of gold, silver and copper production from the Joint Venture Property as follows:

•	25.7% of the Company’s share of gold and silver, and 2.5% of the Company’s share of copper, produced from the portion of the Shivee Tolgoi mining licence included in the Joint Venture Property; and

•	33.8% of the Company’s share of gold and silver, and 2.5% of the Company’s share of copper, produced from the Javhlant mining licence.

In addition to the Deposit, upon delivery of the metal credits Sandstorm will make a cash payment to the Company equal to the lesser of the prevailing market price and $220 per ounce of gold, $5 per ounce of silver and $0.50 per pound of copper (subject to inflation adjustments).  After approximately 8.6 million ounces of gold, 40.3 million ounces of silver and 9.1 billion pounds of copper have been produced from the entire Joint Venture Property, the cash payment will increase to the lesser of the prevailing market price or $500 per ounce of gold, $10 per ounce of silver and $1.10 per pound of copper (subject to inflation adjustments).  To the extent that the prevailing market price is greater than the amount of the cash payment, the difference between the two will be credited against the Deposit (the net amount of the Deposit being the “Unearned Balance”).

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2013
(Expressed in United States dollars)

9.           SANDSTORM FINANCING ARRANGEMENT (cont’d...)

In the event of a partial expropriation of Entrée’s interest in the Joint Venture Property, which is not reversed during the abeyance period provided for in the equity participation and funding agreement, the Company will be required to return a pro rata portion of the Deposit (the amount of the repayment not to exceed the amount of the Unearned Balance).  In the event of a full expropriation, the full amount of the Unearned Balance must be returned with interest.

The Company is not required to deliver actual metal, and the Company may use revenue from any of its assets to purchase the requisite amount of metal credits.

The Company recorded the Deposit as deferred revenue and will recognize amounts in revenue as metal credits are delivered to Sandstorm, which is expected to commence in 2019.

In addition, the Company entered into an agreement with Sandstorm whereby the Company granted Sandstorm a 0.4% NSR royalty in return for the Sandstorm NSR Payment of $5 million which was recorded as a recovery to acquisition costs.

The Company also completed a private placement with Sandstorm for gross proceeds of $9,722,897.

The transactions costs related to the Sandstorm financing arrangement are summarized as follows:

Three Months Ended March 31, 2013

Consultancy and advisory fees	$936,926
Legals fees included in general and adminstration expenses	192,203
Share issuance costs	86,636
$1,215,765

10.           COMMON STOCK

Share issuances

In March 2013, the Company completed a private placement with Sandstorm consisting of 17,857,142 common shares issued at a price of C$0.56 per share for gross proceeds of $9,722,897.  Related share issuance costs were $86,636.

Stock options

The Company has adopted a stock option plan (the "Plan") to grant options to directors, officers, employees and consultants. Under the Plan, the Company may grant options to acquire up to 10% of the issued and outstanding shares of the Company. Options granted can have a term of up to ten years and an exercise price typically not less than the Company's closing stock price on the last trading day before the date of grant. Vesting is determined at the discretion of the Board of Directors.

The Company uses the Black-Scholes option pricing model to determine the fair value of stock options granted. For employees, the compensation expense is amortized on a straight-line basis over the requisite service period which approximates the vesting period. Compensation expense for stock options granted to non-employees is recognized over the contract services period or, if none exists, from the date of grant until the options vest. Compensation associated with unvested options granted to non-employees is re-measured on each balance sheet date using the Black-Scholes option pricing model.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2013
(Expressed in United States dollars)

10.           COMMON STOCK (cont’d…)

Stock options (cont'd…)

The Company uses historical data to estimate option exercise, forfeiture and employee termination within the valuation model. The risk-free interest rate is based on a treasury instrument whose term is consistent with the expected term of the stock options. The Company has not paid and does not anticipate paying dividends on its common stock; therefore, the expected dividend yield is assumed to be zero. Companies are required to utilize an estimated forfeiture rate when calculating the expense for the reporting period. Based on the best estimate, management applied the estimated forfeiture rate of Nil in determining the expense recorded in the accompanying Statements of Operations and Comprehensive Loss.

Stock option transactions are summarized as follows:

	Number of Options	Weighted Average Exercise Price (C$)
Balance at December 31, 2011	9,135,500	2.16
Granted	1,882,000	1.22
Expired	(1,177,500)	2.14
Forfeited	(617,000)	2.05
Balance at December 31, 2012	9,223,000	1.98
Granted	4,985,000	0.56
Balance at March 31, 2013	14,208,000	1.48

There were 4,985,000 stock options granted during the three months ended March 31, 2013 with a weighted average exercise price of C$0.56 and a weighted average fair value of C$0.20. The number of stock options exercisable at March 31, 2013 was 14,183,000.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2013
(Expressed in United States dollars)

10.           COMMON STOCK (cont’d…)

Stock options (cont’d…)

At March 31, 2013, the following stock options were outstanding:

Number of Options	Exercise Price (C$)	Aggregate Intrinsic Value (C$)	Expiry Date	Number of Options Exercisable	Aggregate Intrinsic Value (C$)

1,292,500	2.00	-	April 3, 2013	1,292,500	-
12,500	1.55	-	May 21, 2013	12,500	-
37,500	2.02	-	July 17, 2013	37,500	-
1,032,000	1.55	-	September 17, 2013	1,032,000	-
5,000	1.55	-	October 10, 2013	5,000	-
1,289,000	1.32	-	February 12, 2014	1,289,000	-
1,472,500	2.60	-	December 29, 2014	1,472,500	-
300,000	2.34	-	September 22, 2015	300,000	-
1,372,500	2.86	-	November 22, 2015	1,372,500	-
200,000	3.47	-	January 4, 2016	200,000	-
125,000	2.94	-	March 8, 2016	125,000	-
150,000	2.05	-	July 7, 2016	150,000	-
100,000	2.23	-	July 15, 2016	100,000	-
1,684,500	1.25	-	January 6, 2017	1,684,500	-
50,000	1.27	-	January 18, 2014	50,000	-
100,000	0.73	-	June 18, 2017	75,000	-
4,985,000	0.56	-	March 15, 2018	4,985,000
14,208,000		$ -		14,183,000	$ -

The aggregate intrinsic value in the preceding table represents the total intrinsic value, based on the Company’s closing stock price of C$0.37 per share as of March 31, 2013, which would have been received by the option holders had all option holders exercised their options as of that date. The total number of in-the-money options vested and exercisable as of March 31, 2013 was Nil. The total intrinsic value of options exercised during the three months ended March 31, 2013 was $Nil (March 31, 2012 - $Nil).

Subsequent to March 31, 2013, the Company granted 50,000 stock options with an exercise price of C$0.32. 1,292,500 stock options with an exercise price of C$2.00 expired.

Stock-based compensation

4,985,000 stock options were granted during the three months ended March 31, 2013. The fair value of stock options granted during the three months ended March 31, 2013 was $1,011,538 (March 31, 2012 - $1,084,028). 25,000 options granted in 2012 will fully vest in 2013. Stock-based compensation recognized during the three months ended March 31, 2013 was $1,010,380 (March 31, 2012 - $1,149,434) which has been recorded in the consolidated statements of operations as follows with corresponding additional paid-in capital recorded in stockholders' equity:

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2013
(Expressed in United States dollars)

10.           COMMON STOCK (cont’d…)

Stock-based compensation (cont’d…)

	Three Months Ended March 31, 2013	Three Months Ended March 31, 2012	Cumulative to March 31, 2013
Exploration	$148,125	$257,910	$4,222,978
General and administration	862,255	891,524	19,541,162
	$1,010,380	$1,149,434	$23,764,140

The following weighted-average assumptions were used for the Black-Scholes valuation of stock options granted:

	March 31, 2013	March 31, 2012

Risk-free interest rate	1.25%	1.13%
Expected life of options (years)	4.3	4.9
Annualized volatility	76%	73%
Dividend rate	0.00%	0.00%

11.           SEGMENT INFORMATION

The Company operates in one business segment being the exploration of mineral property interests.

Geographic information is as follows:

	March 31, 2013	December 31, 2012

Identifiable assets
USA	$52,260,026	$58,094,222
Canada	54,438,883	3,953,053
Australia	1,485,107	1,487,117
Mongolia	467,262	613,723
Other	21,026	25,415
	$108,672,304	$64,173,530

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2013
(Expressed in United States dollars)

12.           FINANCIAL INSTRUMENTS

The Company's financial instruments generally consist of cash and cash equivalents, receivables, deposits, accounts payable and accrued liabilities and loans payable. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, except as noted below.

The Company is exposed to currency risk by incurring certain expenditures in currencies other than the Canadian dollar. The Company does not use derivative instruments to reduce this currency risk.

Fair value measurement is based on a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value which are:

Level 1 — Quoted prices that are available in active markets for identical assets or liabilities.

Level 2 — Quoted prices in active markets for similar assets that are observable.

Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

At March 31, 2013, the Company had Level 1 financial instruments, consisting of cash, with a fair value of $55,107,941.

13.           ACCUMULATED OTHER COMPREHENSIVE INCOME (OCI)

	Three Months Ended March 31, 2013	Three Months Ended March 31, 2012

Accumulated OCI, beginning of year:
Currency translation adjustment	$3,253,019	$1,901,351
	$3,253,019	$1,901,351

Other comprehensive income (loss) for the year:
Currency translation adjustments	$(583,198)	$1,145,471
	$(583,198)	$1,145,471

Accumulated OCI, end of year:
Currency translation adjustment	$2,669,821	$3,046,822
	$2,669,821	$3,046,822

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2013
(Expressed in United States dollars)

14.           SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

The significant non-cash transactions for the three months ended March 31, 2013 consisted of the following items:

•	funding by OTLLC of the Company’s investment requirements for the Entrée-OTLLC Joint Venture of $112,929 (March 31, 3012 – $302,606).

15.           COMMITMENTS

The Company is committed to make lease payments for the rental of office space as follows:

2013	$225,180
2014	224,405
2015	216,626
2016	219,355
2017	91,398
$976,964

The Company incurred lease expense of $103,750 (March 31, 2012 – $105,153) for the three months ended March 31, 2013.

16.           TRANSACTIONS WITH RELATED PARTIES

The Company did not enter into any transactions with related parties during the three months ended March 31, 2013.

17.           SUBSEQUENT EVENTS

Subsequent to March 31, 2013, the Company granted 50,000 stock options with an exercise price of C$0.32. 1,292,500 stock options with an exercise price of C$2.00 expired.